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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road, Suite 500
(No. and Street)

Rockville, Maryland 20850
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joanna Haigney 301-296-5241
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoffman, Fitzgerald & Snyder, PC
(Name — *if individual, state last, first, middle name*)

7926 Jones Branch Drive, Suite 330, Tysons Corner, McLean, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Joanna Haigney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Joanna Haigney
Signature

Compliance Officer
Title

Notary Public

My Comm. Exps. 3/01/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 07 2002
WASH, D.C.
354
SECTION

RYDEX DISTRIBUTORS, INC.

Statement of Financial Condition
and
Independent Auditors' Report

December 31, 2001



HFS

HOFFMAN, FITZGERALD & SNYDER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
RYDEX DISTRIBUTORS, INC.
Rockville, Maryland

We have audited the accompanying statement of financial condition of RYDEX DISTRIBUTORS, INC. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RYDEX DISTRIBUTORS, INC. as of December 31 2001, in conformity with accounting principles generally accepted in the United States of America.

Hoffman, Fitzgerald & Snyder, P.C.

McLean, Virginia
February 13, 2002

RYDEX DISTRIBUTORS, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	2,270,652
Due from Rydex Series Funds		397,892
Due from Rydex Dynamic Funds		155,078
Due from Rydex Variable Funds		77,102
Due from PADCO Advisors, Inc.		23,564
Prepaid fees		256,466
Property and equipment, net		95,262
Restricted cash		134,118
Other assets		29,434
	$	3,439,568

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	460,628
Income taxes payable		9,544
Payable to investment advisors		979,903
Due to affiliated companies		92,624
Capital lease obligations		12,935
Deferred tax liability		6,281
Total liabilities		1,561,915
Stockholder's equity		
Voting common stock, no par value; authorized, issued and outstanding 1,000 shares		9,990
Non-voting common stock, par value $.0001; authorized, issued and outstanding 100,000 shares		10
Capital in excess of par value		1,097,419
Retained earnings		770,234
Total stockholder's equity		1,877,653
	$	3,439,568

See accompanying notes to financial statement.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statement

December 31, 2001

1. Summary of Significant Accounting Policies

General

Rydex Distributors, Inc. (the "Company"), formerly PADCO Financial Services, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company has offices in Rockville, Maryland; Boston, Massachusetts; Atlanta, Georgia; Shreveport, Louisiana and Denver, Colorado.

The Company receives a fee from Rydex Variable Trust for providing shareholder services. Rydex Distributors, Inc., in turn, compensates service providers who have entered into agreements with the Company to provide such services. PADCO Advisors II, Inc., an affiliated entity, has agreed to pay the portion of the fees due to third parties which are in excess of the amount received by the Company.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A fee is received based on an annual percentage of average daily net assets of the specified funds. A portion of these fees are paid by the Company to third parties who have entered into agreements with the Company.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash. The Company had $2,372,268 invested in money market mutual funds at December 31, 2001.

Restricted cash has been assigned as collateral for an irrevocable letter of credit which serves as a security deposit for office space leased by the Company.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded over the useful lives of the assets of 3 to 7 years using accelerated methods. Depreciation on leasehold improvements is recorded over the shorter of the lease term or the useful life of the improvements. Amortization of software is on a straight-line basis over 3 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Affiliated Companies

The Company's president and sole shareholder also owns 80 percent of PADCO Advisors, Inc. (Advisors) which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds (the Funds) which are part of a mutual fund complex registered with the Securities and Exchange Commission under the Investment Company Act of 1940; 100 percent of Rydex Fund Services, Inc. (Services) which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100 percent of PADCO Advisors II, Inc. (PADCO II) which provides management advisory services to the Rydex Variable Funds.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third-parties for providing such services. The Company receives a portion of the fees that it pays to third-parties from PADCO II. The amount of fees paid by PADCO II to service providers was $630,526 for the year ended December 31, 2001. The amount due to PADCO II at December 31, 2001 was $5,000.

The Company has an agreement with Advisors where the Company will provide services with respect to the promotion of Advisors and mutual funds advised by Advisors. In consideration of such services, the Company received fees of $3,315,000 for the year ended December 31, 2001.

The Company has $2,062,620 invested in a money market mutual fund sponsored by Advisors at December 31, 2001.

The Company shares operating expenses with affiliates. A summary of amounts payable to affiliated companies at December 31, 2001 follows:

PADCO Advisors II, Inc,	$	5,000
Rydex Fund Services, Inc.		87,624
	$	92,624

3. Property and Equipment

Property and equipment at December 31, 2001 is summarized as follows:

Equipment	$	80,923
Furniture		98,348
Software		8,625
Leasehold improvements		4,612
		192,508
Accumulated depreciation and amortization		(97,246)
	$	95,262

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statement

December 31, 2001

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland, Massachusetts, Louisiana, Colorado and Georgia. Future minimum payments under these leases are as follows for years ending December 31:

2002	$	207,242
2003		194,325
2004		154,639
2005		6,154
Total minimum rental payments	$	562,360

5. Capital Leases

The Company is a lessee of office equipment and furniture under capital leases. The cost of office equipment and furniture held under capital leases is $12,670 and $55,010, respectively, at December 31, 2001. The related accumulated depreciation for the office equipment and furniture is $6,588 and $21,333, respectively, at December 31, 2001.

Future minimum payments under these leases are as follows for years ending December 31:

2002	$	12,239
2003		1,242
		13,481
Less: amounts representing interest		(546)
	$	12,935

6. Income Taxes

Income taxes are computed under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". Under the provisions of FASB 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2001 the Company recognized deferred tax liabilities in the amount of $6,281. This liability represents the temporary differences arising from the different methods of accounting for depreciation used by the Company for tax and financial statement presentation.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statement

December 31, 2001

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $661,882, which was $558,173 in excess of its required net capital of $103,709. The Company's net capital ratio was 2.35 to 1.

The Company is exempt from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the sub paragraph (k)(1) thereof.

8. Retirement Plans

The Company has a qualified 401(k) plan which covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. The Company's contribution to the plan was $35,000 for the year ended December 31, 2001.

(Concluded)

HFS

HOFFMAN, FITZGERALD & SNYDER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS


SEC MAIL PROCESSING
RECEIVED
MAR 07 2002
WASH, D.C. SECTION
354

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
RYDEX DISTRIBUTORS, INC.
Rockville, Maryland

We have audited the statement of financial condition of RYDEX DISTRIBUTORS, INC., for the year ended December 31, 2001, and have issued our report thereon dated February 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, and III, on the following pages, is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Hoffman, Fitzgerald & Snyder, P.C.

McLean, Virginia
February 13, 2002

7926 Jones Branch Drive
Suite 330 • Tysons Corner

Affiliates:
HFS Capital LLC

Members of: American Institute of Certified Public
Accountants PCPS/SEC • Virginia Society of Certified Public

Schedule I

Rydex Distributors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net Capital	
Total stockholder's equity	$ 1,877,653
Deduct non-allowable assets:	
Receivable from affiliated company	23,564
Other receivables from non-customers	630,072
Fixed assets	95,262
Restricted cash	134,118
Prepaid expenses	273,248
Deposits	12,062
Net capital before haircuts on security positions	709,327
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Money market fund	47,445
Net capital	$ 661,882
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 460,628
Income taxes payable	9,544
Fees payable to broker-dealers	833,090
Fees payable to service providers	146,813
Due to affiliated companies	92,624
Capital lease obligations	12,935
	$ 1,555,634
Computation of basic net capital requirement	
Minimum net capital required	$ 103,709
Excess net capital	$ 558,173
Ratio: Aggregate indebtedness to net capital	2.35 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 661,882
Net audit adjustments	-
	$ 661,882

Schedule II

Rydex Distributors, Inc.
Computation for Determination of Reserve Requirements
Under rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Credit Balances	-0-
Debit Balances	-0-
Reserve computation	-0-
Required deposit	-0-

No material differences exist between the company's computation and the computation above.

Schedule III

Rydex Distributors, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

	$ -0-
Number of items	-0-

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:

	$ -0-
Number of items	-0-


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2002
354



HFS

HOFFMAN, FITZGERALD & SNYDER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS
RYDEX DISTRIBUTORS, INC.
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedules of RYDEX DISTRIBUTORS, INC. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being

7926 Jones Branch Drive
Suite 330 • Tysons Corner



audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hoffman, Fitzgerald & Snyder, P.C.

McLean, Virginia
February 13, 2002